Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada

IMMEDIATE RELEASE

NEWS RELEASE

EXPLORATION DRILLING CONFIRMS MINERALIZATION
AT BEAUFOR MINE BELOW CURRENT INFRASTRUCTURE

MONTREAL, Quebec, Canada, October 1st, 2008 - Richmont Mines Inc. (AMEX-TSX: RIC) and Louvem Mines Inc. (TSX-Venture: LOV), today reported results from the 2008 exploration drilling program at their Beaufor Mine. Mining operations are currently conducted mainly in the C, CH and F Zones at a maximum depth of 630 metres. Exploration drilling has been focused on identifying opportunities to extend the mine below current infrastructure. Approximately 20 exploration holes have been drilled through the first half of 2008 for a total of 9,871 metres. The drilling has been mostly in the northwest portion of the Beaufor property.

As is expected in an exploration drilling program, grades are running in a wide range, but are demonstrating strong mineralization and excellent potential. The table in Appendix I presents results for the 16 drill holes where intercepts grading more than 2 g/t where encountered. The intercepts are presented with the core length. Highlights from this phase of drilling are presented in the table below:

Zone	Hole #	Core Length	Grade (g/t)
		(m)	(cut at 100 g/t)
Q	106-105	1.0	45.48
M	106-106	0.8	17.05
M	128-36	1.0	100.00
M2	142-52	1.6	29.94
CH	157-13	0.8	38.83
S	157-13	2.5	49.10
CH	157-16	0.5	100.00

Similar to the producing C Zone, Q Zone and associates (R, S, T) are included in a massive diorite dyke averaging 3 to 5 meters in thickness and reaching 10 metres in specific locations. Actual lateral and vertical known extensions are also of comparable size, and most importantly, all the zones remain open laterally and at depth.

For the second half of 2008, an estimated 25 additional holes totalling 14,600 metres are planned. The objective is to increase the overall inferred resources to a depth of 610 metres below the lower level of the mine, where inferred resources stood at 133,692 tonnes at a grade of 7.03 g/t at the end of 2007.

Beaufor has been in production since 1996 and has produced 474,391 ounces of gold as of June 30, 2008. In the first half of 2008, 59,759 tonnes of ore were processed at an average grade of 8.69 g/t, and 16,705 ounces of gold were sold at an average price of US$928 (CAN$935) per ounce. Definition drilling is ongoing near the current mining areas and the objective is to replace the proven and probable reserves depleted by the 2008 production.

Martin Rivard
President and Chief Executive Office

EXPLORATION DRILLING CONFIRMS MINERALIZATION AT BEAUFOR MINE BELOW CURRENT INFRASTRUCTURE
October 1st, 2008

About Richmont Mines Inc.

Richmont Mines produces gold from its operations in Canada and is focused on building its reserves in North America. The Company has extensive experience in gold exploration, development and mining. Since it began production in 1991, the Company has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont Mines’ strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com.

About Louvem Mine Inc.

The Company has a 50% interest in the Beaufor Mine and owns other exploration properties located near Val-d’Or, in North-western Quebec, Canada.

More information on Louvem Mines can be found on its website at: www.louvem.com.

National Instrument 43-101 (NI 43-101)
The exploration programs were conducted by qualified geologist as required by National Instrument 43-101, under the supervision of Mr. Richard Dubuc, Geo., Chief Geologist at the Beaufor Mine, an employee of Richmont Mines Inc. The analyses were conducted at the ALS Chemex laboratory in Val-d’Or, Quebec, by means of fire assay fusion on 30 grams of material with atomic absorption (AA) and gravimetric finish. Mr. Richard Dubuc has reviewed the content of this news release.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines and Louvem Mines’ Annual Information Form, Annual Reports and periodic reports.

Cautionary note to U.S. investors concerning resource estimates
Resource estimates
The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this news release, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

For more information, please contact:

James Culligan	Ticker symbol: RIC
Investor Relations	Listings: TSX – Amex
Kei Advisors LLC	Web Site: www.richmont-mines.com
Phone: 716 843-3874
E-mail: jculligan@keiadvisors.com

EXPLORATION DRILLING CONFIRMS MINERALIZATION AT BEAUFOR MINE BELOW CURRENT INFRASTRUCTURE
October 1st, 2008

APPENDIX I

BEAUFOR MINE
2008 EXPLORATION DRILLING RESULTS BEAUFOR MINE
Hole #	Zone	Elevation	From (m)	To (m)	Core length	Grade (g/t)
					(m)
106-104	F	2355	49.30	49.80	0.50	3.17
		2325	79.00	79.50	0.50	2.63
		2223	180.50	181.50	1.00	2.34
		2192	212.90	213.40	0.50	100.00
		2050	356.00	356.50	0.50	9.50
		1980	426.80	427.30	0.50	100.00
		1961	445.30	445.80	0.50	3.33
		1955	452.20	452.70	0.50	7.69
106-105	F	2363	49.20	49.70	0.50	2.68
		2258	179.20	179.70	0.50	3.86
		2257	179.70	180.20	0.50	12.48
		2199	253.00	253.70	0.70	2.04
	Q	2195	256.70	257.70	1.00	45.48
		2195	159.80	160.60	0.80	17.05
		2158	306.10	306.60	0.50	6.76
		2133	337.60	338.30	0.70	76.80
106-106	F	2354	52.00	53.00	1.00	25.09
	M	2267	159.80	160.60	0.80	17.05
	Q	2148	270.70	271.80	1.10	2.38
		2091	333.10	333.60	0.50	2.17
106-107		2233	171.00	171.60	0.60	4.75
		2175	228.70	229.30	0.60	10.45
106-109		2494	14.40	14.90	0.50	5.44
	F	2369	51.20	51.70	0.50	9.64
115-36	FF	2342	100.70	101.70	1.00	49.25
115-38A		2436	6.90	7.60	0.70	6.69
115-38		2232	214.90	215.40	0.50	4.65
	P	2187	261.00	262.00	1.00	3.89
	R	2023	429.10	429.90	0.80	7.73
115-42		2428	18.80	19.30	0.50	35.25
		2369	93.40	93.90	0.50	20.19
	P	2221	278.70	279.50	0.80	8.22
		2219	282.30	283.30	1.00	7.41
		2218	283.80	284.60	0.80	6.60
	Q1	2152	369.00	369.80	0.80	51.63
128-36	CF8	2504	17.50	18.00	0.50	5.81
	E	2486	38.70	39.70	1.00	2.15
	E	2485	39.70	40.60	0.90	2.38
	E	2484	41.00	42.00	1.00	7.30
		2401	136.40	137.40	1.00	29.00
	M	2348	197.40	198.40	1.00	100.00
		2338	209.50	210.00	0.50	6.19

EXPLORATION DRILLING CONFIRMS MINERALIZATION AT BEAUFOR MINE BELOW CURRENT INFRASTRUCTURE
October 1st, 2008

BEAUFOR MINE
2008 EXPLORATION DRILLING RESULTS BEAUFOR MINE
Hole #	Zone	Elevation	From (m)	To (m)	Core length	Grade (g/t)
					(m)
128-37	CF7	2495	24.40	25.30	0.90	4.86
		2432	87.90	88.60	0.70	9.23
	P	2186	335.20	335.70	0.50	3.73
		2177	343.50	344.10	0.60	7.55
		2174	346.70	347.20	0.50	2.56
		2168	353.50	354.00	0.50	9.32
	Q	2085	434.80	435.70	0.90	4.86
		2039	482.40	482.90	0.50	12.15
142-51		2460	60.00	61.00	1.00	3.95
		2414	106.00	107.00	1.00	6.05
		2090	430.20	430.70	0.50	27.63
		2086	433.70	434.70	1.00	2.78
142-52		2486	33.70	34.30	0.60	4.81
	M2	2187	333.60	335.20	1.60	29.94
		2171	350.50	351.50	1.00	12.44
142-53		2505	15.00	15.50	0.50	2.19
		2392	130.90	131.90	1.00	2.19
157-13	CH	2514	83.30	84.90	1.60	28.58
	CF	2504	88.55	89.51	0.96	3.26
		2432	166.80	167.30	0.50	63.48
	F	2337	263.67	264.17	0.50	3.39
		2289	313.21	313.71	0.50	8.36
		2253	394.84	395.31	0.47	7.53
		1948	664.94	665.50	0.56	11.99
	S	1931	681.90	684.36	2.46	49.10
		1818	799.20	799.70	0.50	6.66
157-14	CH	2531	68.00	68.60	0.60	6.19
	CH	2527	72.00	72.87	0.87	2.62
		2376	232.18	232.85	0.67	2.32
		2168	453.94	454.44	0.50	2.32
		2138	485.84	486.34	0.50	6.13
		2028	604.69	605.38	0.69	5.68
		2026	606.08	606.70	0.62	2.13
		2025	607.40	607.90	0.50	13.65
		1982	653.71	654.21	0.50	11.89
157-15		2565	35.00	35.57	0.57	3.30
	CH	2546	55.70	56.30	0.60	3.76
	CF	2523	80.95	81.73	0.78	7.50
	CF	2522	82.35	83.00	0.65	16.09
		2213	431.42	431.92	0.50	2.51
		2169	483.45	483.95	0.50	4.45
	R	2164	487.95	488.45	0.50	4.72

EXPLORATION DRILLING CONFIRMS MINERALIZATION AT BEAUFOR MINE BELOW CURRENT INFRASTRUCTURE
October 1st, 2008

BEAUFOR MINE
2008 EXPLORATION DRILLING RESULTS BEAUFOR MINE
Hole #	Zone	Elevation	From (m)	To (m)	Core length	Grade (g/t)
					(m)
157-16		2585	14.06	14.65	0.59	2.54
	CH	2552	54.65	55.15	0.50	100.00
	CH	2550	55.75	56.89	1.14	2.32
		2541	67.50	68.00	0.50	23.10
		2535	74.64	75.14	0.50	2.80
	CF	2531	79.84	80.34	0.50	2.74
	CF	2530	80.34	80.84	0.50	3.37
		2406	234.88	235.56	0.68	3.12
		2405	235.56	236.26	0.70	5.92